Securities and Exchange Commission

Washington, DC 20549

Form 11-K

Annual Report

Pursuant To Section 15(d) Of The

Securities And Exchange Act Of 1934

For The Year Ended December 31, 2005

SAVINGS AND INVESTMENT PLAN

OF E. I. DU PONT DE NEMOURS AND COMPANY

(Full title of plan)

E. I. DU PONT DE NEMOURS AND COMPANY

1007 Market Street

Wilmington, Delaware 19898

(Name and address of principal executive office of issuer)

Savings and Investment Plan

of E. I. du Pont de Nemours and Company

Index to Financial Statements and Supplemental Schedule

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2005 and December 31, 2004	2
Statements of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005 and the Period from October 1, 2004 through December 31, 2004	3
Notes to Financial Statements	4 – 12

Supplemental Schedule*:

Schedule I: Schedule of Assets (Held at End of Year)	13
Schedule II: Schedule of Delinquent Participant Contributions	14

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, E. I. du Pont de Nemours and Company has duly caused the Annual Report to be signed by the undersigned hereunto duly authorized.

Savings and Investment Plan of E. I. du Pont de Nemours and Company

June 28, 2006

By:	/s/ Robert Slone
Robert Slone
Director
Global Rewards, Policy & Strategy and US Delivery

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Savings and Investment Plan of E. I. du Pont de Nemours and Company

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Savings and Investment Plan of E. I. du Pont de Nemours and Company (the “Plan”) at December 31, 2005 and December 31, 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 and the period October 1, 2004 through December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) and Schedule of Delinquent Participant Contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

June 28, 2006

Savings and Investment Plan of

E. I. du Pont de Nemours and Company

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Assets
Investments:
Plan interest in DuPont and Related Companies Defined Contribution Plan Master Trust	$5,688,499,012	$5,690,246,632
Company stock funds	983,937,006	1,168,077,940
Mutual funds	2,083,395,636	2,064,121,004
Common/collective funds	702,527,469	720,462,381
Participant loans	103,747,083	108,589,670

	9,562,106,206	9,751,497,627

Receivables:
Accrued interest	504,889	462,639
Conversions in	—	25,107,654
Participant’s contribution	10,671,172	14,527,728
Employer’s contribution	4,248,299	4,041,020

	15,424,360	44,139,041

Total assets	9,577,530,566	9,795,636,668

Liabilities:
Accounts payable	83,100	—

Total liabilities	83,100	—

Cash	5,367,963	5,326,640

Net assets available for benefits	$9,582,815,429	$9,800,963,308

The accompanying notes are an integral part of these financial statements.

Savings and Investment Plan of

E. I. du Pont de Nemours and Company

Statements of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2005

And For the Period from October 31, 2004 through December 31, 2004

	2005	2004
Additions:
Investment income:
Net (depreciation) appreciation in fair value of investments	$(22,156,946)	$309,597,636
Interest	5,806,726	74,550,448
Dividends	130,592,872	37,417,351

Total investment income	114,242,652	421,565,435

Plan interest in DuPont and Related Companies Defined Contribution Plan Master Trust investment income	313,243,667	78,083,825

Contributions:
Employer’s contributions	50,773,474	11,923,188
Participant’s contributions	186,648,190	44,171,547
Rollovers/trust to trust transfers	5,999,153	2,983,015

Total contributions	243,420,817	59,077,750

Other—legal settlement	1,222,832	—

Total additions	672,129,968	558,727,010

Deductions:
Benefits paid to participants	887,366,398	221,128,970
Distribution of dividends	1,574,505	392,791
Administrative expenses (net)	202,358	48,528

Total deductions	889,143,261	221,570,289

Asset transfers in (out)	(1,134,586)	25,107,654

Net (decrease) increase	(218,147,879)	362,264,375

Net assets available for benefits:
Beginning of period	9,800,963,308	9,438,698,933

End of period	$9,582,815,429	$9,800,963,308

The accompanying notes are an integral part of these financial statements.

Savings and Investment Plan of

E. I. du Pont de Nemours and Company

Notes to Financial Statements

For the Year Ended December 31, 2005 and

The Period From October 1, 2004 through December 31, 2004

1.	Description of the Plan

The Plan

The following description of the Savings and Investment Plan of E. I. du Pont de Nemours and Company (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan’s provisions.

General

The Plan is a defined contribution plan which was established by the Board of Directors of E. I. du Pont de Nemours and Company (“DuPont” or the “Company”) and became effective September 1, 1955. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Internal Revenue Code. Effective December 31, 2004 the Plan has changed its year-end from September 30 to December 31.

The purpose of the Plan is to encourage and assist employees in following a systematic savings program suited to their individual financial objectives, and to provide an opportunity for employees to become stockholders of the Company. The Plan is a tax qualified contributory profit sharing plan. Any employee of the Company or employee of the Company’s subsidiaries or general partnerships, which have adopted the Plan, is eligible to participate in the Plan. Eligible employees may enroll in the Plan as of the first day of the second calendar month following their date of hire.

Contributions

Eligible employees may participate in the Plan by authorizing the Company to make payroll deductions (“participant’s savings”). The amount deducted can be deposited into a Before-tax account, Regular account (for after-tax savings) or some combination thereof. A participant may elect the maximum savings rate of 100% of eligible compensation, as defined. The Company will contribute an amount equal to 50% of a participant’s savings during a month except that no Company contribution will be made for participant’s savings in excess of 6% of eligible monthly compensation. All of the above participant’s savings and elections are subject to regulatory and Plan limitations. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 21 mutual funds, 4 common/collective trust funds, 2 company stock funds, a stable value fund and 3 asset allocation funds as investment options for participants. All participants who were actively employed by DuPont at any time after December 31, 2001 are 100% vested in their Company contributions.

The Plan is an Employee Stock Ownership Plan (“ESOP”). Participants have the ability to elect to have dividends from the DuPont Company Stock Fund paid out to them in cash instead of being reinvested in their Plan account. For the year ended December 31, 2005 and the period from October 1, 2004 through December 31, 2004, $1,574,505 and $392,791 in dividends were paid to participants in cash, respectively.

Payment of Benefits

Company contributions will be suspended for six months if a participant withdraws, while in-service, any matched before-tax or after-tax savings contributed or Company contributions made to the account

Savings and Investment Plan of

E. I. du Pont de Nemours and Company

Notes to Financial Statements

For the Year Ended December 31, 2005 and

The Period From October 1, 2004 through December 31, 2004

during the last two years. A participant who terminates from active service may elect to make an account withdrawal at any time. On termination of service due to retirement, a participant also may elect to receive the value of their account balance in installment payments. Required minimum distributions will begin in March of the calendar year following the later of the year in which the participant attains age 70- 1/2 or the year following retirement or termination of employment.

Participant Loans

Participants may borrow up to one-half of their non-forfeitable account balances subject to a $1,000 minimum and required regulatory loan maximum limitations. The loans are executed by promissory notes and have a minimum term of 12 months and a maximum term of 60 months, except for qualified residential loans, which have a maximum term of 120 months. The loans bear an interest rate equal to the average rate charged by selected major banks to prime customers for secured loans. The loans are repaid over the term in monthly installments of principal and interest by deduction from pay or pension checks or through Ach account debit. A participant also has the right to repay the loan in full, at any time, without penalty. At December 31, 2005, loan interest rates range from 4.00 percent to 10.74 percent.

Forfeited Accounts

At December 31, 2005 and 2004 forfeited nonvested accounts totaled $10,222 and $68,722, respectively. These accounts will be used to reduce future employer contributions. Also, for the year ended December 31, 2005 and for the period from October 1, 2004 through December 31, 2004, employer contributions were reduced by $293,948 and $424,151 from forfeited nonvested accounts, respectively.

Administration

The designated trustee of the Plan is Merrill Lynch Trust Company of America (Merrill Lynch). The administration of the Plan is vested in the Company, which may designate one or more persons to operate and administer the Plan. The Company has the responsibility of appointing the trustees and the authority to designate the Plan’s investment options.

In response to the recent irregularities that have come to light regarding several investment firms as well as to address the issue of market timing, the Company has implemented certain controls on trading activity for certain funds. At the current time, the funds listed below have a holding period requirement:

•	Merrill Lynch Global Growth Fund (Class I Shares)

•	Merrill Lynch International Value Fund (Class I Shares)

•	Merrill Lynch International Index Trust

•	Templeton Foreign Fund (Class A Shares)

•	Templeton Growth Fund (Class A Shares)

Plan participants who purchase an interest (“invest”) in any of these funds must hold that interest for at least 15 trading days. Plan participants who sell an interest in any of these funds (e.g., transfer assets to another fund) may not purchase any additional interest in that same fund for 15 trading days.

Savings and Investment Plan of

E. I. du Pont de Nemours and Company

Notes to Financial Statements

For the Year Ended December 31, 2005 and

The Period From October 1, 2004 through December 31, 2004

The Janus Enterprise Fund and the Janus Mercury Fund, were closed to all new investments as of November 30, 2003. These funds were subsequently reopened to new investments effective August 1, 2004 and participants may now invest and transfer into these funds.

In July 2004, Fidelity announced the closure of the Fidelity Low-Priced Stock Fund to new investors. As a result, effective July 28, 2004, the fund was closed to all new investors. Plan participants may not invest additional contributions or request a fund transfer into this fund. However, they may transfer out of the fund at any time.

These changes have been communicated to all Plan participants. DuPont will continue to monitor the situation and will make changes to the investment restrictions as appropriate.

Reasonable expenses of administering the Plan, including, but not limited to, recordkeeping expenses, trustee fees and transactional costs may, at the election of the Plan Administrator, be paid by the Plan. Expenses paid by the Plan for the year ended year ended December 31, 2005 and the period from October 1, 2004 through December 31, 2004 were $202,358 and $48,528, respectively, net of fee reimbursements. Certain mutual funds companies reimburse the Plan for some of the expenses associated with administering the Plan. For the year ended December 31, 2005 and period from October 1, 2004 through December 31, 2004, the total fee reimbursements to the Plan were $2,019,707 and $519,393, respectively. Brokerage fees, transfer taxes, investment fees and other expenses incident to the purchase and sale of securities and investments shall be included in the cost of such securities or investments, or deducted from the sales proceeds, as the case may be.

2.	Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The investments of the Plan are carried at fair value, except for the Plan’s interest in the DuPont and Related Companies Defined Contribution Plan Master Trust (“Master Trust”). The Plan’s interest in the Master Trust relating to stable value investment contracts is based upon its beginning value plus actual contributions and allocated investment income less actual distributions (see Note 3). The Master Trust’s stable value investment contracts are fully benefit-responsive and, thus, are stated at contract value, which has a ratio of fair value to contract value of approximately 102% and 105% for the year ended December 31, 2005 and 2004, respectively. Shares of registered investment companies (‘mutual funds’) are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Shares of common and collective trust funds are valued at net unit value, which is based upon the value of the underlying securities as determined by the trustee at year-end. Company stock funds are valued at their year-end unit closing price (defined as the year end market price of common stock plus the uninvested cash position). Participant loans and cash and cash equivalents are valued at cost, which approximates fair value.

Savings and Investment Plan of

E. I. du Pont de Nemours and Company

Notes to Financial Statements

For the Year Ended December 31, 2005 and

The Period From October 1, 2004 through December 31, 2004

Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. Realized gains and losses on the sale of the Company Stock fund securities are based on average cost of the securities sold. Capital gain distributions are included in dividend income. Purchases and sales are recorded on a trade date basis.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3.	DuPont and Related Companies Defined Contribution Plan Master Trust

The Company and certain affiliates (“employers”) have entered into a Master Trust Agreement with Merrill Lynch (“Trustee”) to establish a master trust to allow participants from affiliated plans to invest in a Stable Value Fund and three different Asset Allocation Funds: the Conservative, Moderate, and Aggressive Asset Allocation Funds. To participate in the Master Trust, affiliates who sponsor qualified savings plans and who have adopted the Master Trust Agreement are required to make monthly payments to the Trustee of designated portions of employees’ savings and other contributions by the affiliate. Investment income relating to the Master Trust is allocated proportionately by investment fund to the plans within the Master Trust based on the plan’s interest to the total fair value of the Master Trust investment funds. The Plan’s undivided interest in the Master Trust was 99.73% and 99.76% as of December 31, 2005 and 2004, respectively.

The Stable Value Fund is invested in a money market fund, guaranteed investment contracts (“GIC’s”), separate account GIC’s, and synthetic GIC’s, which are backed by, fixed income assets. The crediting interest rates on investment contracts ranged from 4.40% to 7.10% for the year ended December 31, 2005 and from 4.31% to 7.10% for the period from October 1, 2004 through December 31, 2004. The weighted average rate of return of the Stable Value Fund was 5.65% for the year ended December 31, 2005 and 1.31% for the period from October 1, 2004 through December 31, 2004.

The contract or crediting rates for certain stable value investment contracts are reset quarterly and are based on the portfolio of assets underlying these contracts. Inputs used to determine the crediting rate include each contract’s portfolio market value of fixed income assets, current yield-to-maturity, duration (i.e., weighted average life) and market value relative to contract value. All contracts have a guaranteed rate of 0% or higher with respect to determining interest rate resets.

Savings and Investment Plan of

E. I. du Pont de Nemours and Company

Notes to Financial Statements

For the Year Ended December 31, 2005 and

The Period From October 1, 2004 through December 31, 2004

A synthetic GIC provides for a guaranteed return on principal over a specified period of time through benefit responsive wrapper contracts issued by a third party which are backed by underlying assets. Included in the contract value of the synthetic GIC’s is $(88,484,370) and $(207,211,279) for the year ending December 31, 2005 and the period from October 1, 2004 through December 31, 2004, respectively, attributable to wrapper contract providers representing the amounts by which the value of contracts is less than the value of the underlying assets.

The contract value of synthetic GIC’s held by the Master Trust is $4,221,311,813 and $4,080,233,054 at December 31, 2005 and 2004, respectively.

The following table presents the values of investments for the Master Trust:

	December 31,
	2005	2004
Investments contracts, at contract value	$5,623,943,236	$5,632,875,430
Common/collective trust funds, at fair value	80,032,529	71,040,520

Total	$5,703,975,765	$5,703,915,950

Investments of the Master Trust that represent more than 5% of the assets of the Master Trust were as follows:

	December 31,
	2005	2004
Investment contracts
Prudential Retirement Insurance & Annuity Company (RDGIC 25303)	$343,365,317	$438,948,027
ING Life Insurance & Annuity Co. (14522-440-1) *	649,155,421	614,180,342
Monumental Life Insurance Co. (BDA-0063-TR/MDA00665TR-1) *	649,155,421	614,180,342
JPMorgan Chase Bank (ADUPOT03/DuPontT02) *	649,155,421	614,180,342
State Street Bank & Trust (102001)	649,155,421	614,180,342
AIG Life Insurance Company (583407)	649,155,421	614,180,342

*	Contracts were renegotiated during the 4th quarter of 2004 to provide for global wrap agreement.

For the year ended December 31, 2005 and the period from October 1, 2004 through December 31, 2004, the Master Trust’s total investment income was as follows:

	December 31,
	2005	2004
Interest on investment contracts	$308,249,336	$73,164,914
Net appreciation in fair value of Common/collective trust funds	5,808,123	4,742,590

Total	$314,057,459	77,907,504

Savings and Investment Plan of

E. I. du Pont de Nemours and Company

Notes to Financial Statements

For the Year Ended December 31, 2005 and

The Period From October 1, 2004 through December 31, 2004

At December 31, 2005, the total assets of the Master Trust of $5,703,975,765 included participant investments in the Stable Value Fund of $5,613,588,240 and $90,387,525 in the Conservative, Moderate and Aggressive Allocation Funds. At December 31, 2004, the total Master Trust value of $5,703,915,950 included participant investments in the Stable Value Fund of $5,633,250,295 and $70,665,655 in the Conservative, Moderate and Aggressive Allocation Funds.

4.	Investments

Investments that represent 5% or more of the net assets available for benefits as of December 31, 2005 and 2004 were as follows:

	December 31,
	2005	2004
DuPont Company Stock Fund	$913,500,607	$1,109,363,900
Master Trust	5,688,499,012	5,690,246,632

For the year ended December 31, 2005 and the period from October 1, 2004 through December 31, 2004, the Plan’s investments appreciated (depreciated) in value (including gains and losses on investments bought and sold as well as held during the year) as follows:

	December 31,
	2005	2004
Company stock funds	$(121,647,275)	$146,282,917
Mutual funds	63,373,225	101,891,979
Common/collective trust funds	36,117,104	61,422,740

Net appreciation (depreciation) in fair value of investments	$(22,156,946)	$309,597,636

5.	ConocoPhillips Stock Fund

On September 28, 1998, DuPont announced that the Board of Directors had approved a plan to divest DuPont’s 100 percent-owned petroleum business, Conoco, Inc. On August 6, 1999, DuPont completed the planned divestiture through a tax-free split-off. DuPont exchanged its shares of Conoco, Inc. Class B common stock for shares of DuPont common stock. Plan participants had the option to exchange shares of DuPont Company stock, which were held in their participant accounts in the Company Stock Fund. For each share of DuPont common stock exchanged, the participant received an appropriate number of shares of Conoco Class B common stock. Accordingly, the Conoco Class B Stock Fund was created as an investment fund of the Plan. No additional shares of Conoco Class B common stock may be purchased by Plan participants through payroll deductions, fund transfers, or the reinvestment of dividends. Dividends earned on Conoco Class B common stock are distributed pro rata to the investment options in participants’ accounts based upon their current investment elections. On August 30, 2003, the Conoco Stock Fund became the ConocoPhillips Stock Fund. The balance of the ConocoPhillips Stock Fund was $70,436,399 and $58,714,040 at December 31, 2005 and 2004, respectively.

Savings and Investment Plan of

E. I. du Pont de Nemours and Company

Notes to Financial Statements

For the Year Ended December 31, 2005 and

The Period From October 1, 2004 through December 31, 2004

6.	Asset Transfers

Asset transfers from the Plan for the year ended December 31, 2005 were $1,134,586 representing assets $423,893 transferred to the Pioneer Hi-Bred International, Inc. Savings Plan and $710,693 transferred to the DUSA 401(k) Plan.

Asset transfers of $25,107,654 for the period from October 1, 2004 through December 31, 2004 represent assets from the mergers of the DuPont Specialty Grains Retirement and Savings Plan, the Entek Corporation 401(k) Employee Savings Plan, the Griffin L.L.C. Retirement Savings Plan, the Spies Hecker, Inc. 401(k) Savings Plan, and the Standox North America, Inc. 401(k Plan.

7.	Plan Termination

While the Company has not expressed any intent to terminate the Plan, the Company has the right under the Plan to discontinue its contribution at any time and terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, all participants become 100% vested and the distribution of all account balances will be made based upon the valuation of participants’ accounts on the termination date in accordance with ERISA.

8.	Tax Status

The Plan is a qualified plan pursuant to Section 401(a) of the Internal Revenue Code (the “Code”) and the related Trusts are exempt from federal taxation under Section 501(a) of the Code. A favorable tax determination letter from the Internal Revenue Service has been received by the Plan dated October 9, 2003 covering the Plan and amendments through December 2, 2002. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and operated in accordance with the applicable requirements of the Code. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements.

9.	Related Party Transactions

Certain Plan investments are shares of mutual funds and units of common/collective trust funds managed by Merrill Lynch, the Trustee. In addition, the Plan offers the DuPont Company Stock Fund investment option. The Plan purchased $199,133,516 and $210,821,737 of stock during the year ended December 31, 2005 and the period from October 1, 2004 through December 31, 2004, respectively. The plan sold $394,996,623 and $268,663,460 of stock during the year ended December 31, 2005 and the period from October 1, 2004 through December 31, 2004, respectively.

Savings and Investment Plan of

E. I. du Pont de Nemours and Company

Notes to Financial Statements

For the Year Ended December 31, 2005 and

The Period From October 1, 2004 through December 31, 2004

Also, The assets of the Stable Value Fund are managed by DuPont Capital Management Corporation (“DCMC”), a registered investment adviser and wholly-owned subsidiary of DuPont, under the terms of an investment management agreement between DCMC and the Company. DCMC hires additional investment managers to manage a portion of the fixed income assets backing synthetic GIC’s allocated to the Stable Value Fund. The amount of DCMC fees accrued and paid by the Stable Value fund was $1,932,362 and $210,496 for the year ended December 31, 2005 and the period from October 1, 2004 through December 31, 2004, respectively.

Transactions in these investments qualify as party-in-interest transactions, which are exempt from prohibited transaction rules of ERISA.

10.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits from the financial statements to the Form 5500:

	December 31,
	2005	2004
Net assets available for benefits per the financial statements	$9,582,815,429	$9,800,963,308
Amounts allocated to withdrawing participants	(4,819,891)	(3,927,752)

Net assets available for benefits per the Form 5500	$9,577,995,538	$9,797,035,556

December 31, 2005
Benefits paid to participants per the financial statements	$887,366,398
Amounts allocated to withdrawing participants at December 31, 2005	4,819,891
Less amounts allocated to withdrawing participants at December 31, 2004	(3,927,752)

Benefits paid to participants per the Form 5500	$888,258,537

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but are not yet paid as of that date.

11.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

12.	Subsequent Events

On December 29, 2005, The Financial Accounting Standards Board (FASB) released FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment

Savings and Investment Plan of

E. I. du Pont de Nemours and Company

Notes to Financial Statements

For the Year Ended December 31, 2005 and

The Period From October 1, 2004 through December 31, 2004

Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP). The FSP clarifies the definition of fully benefit-responsive investment contracts for contracts held by defined contribution plans. The Master Trust contains such assets. The FSP also establishes enhanced financial statement presentation and disclosure requirements for defined contribution plans subject to the FSP effective for financial statements for issued for periods ending after December 15, 2006. Management intends to adopt the FSP in the Plan’s financial statements for the year ended December 31, 2006 on a comparative basis.

13.	Class Action Lawsuit

In December 2005, the Plan received $1,222,832 related to the settlement of the Benlate litigation. The allocation of the proceeds of this settlement is based on the detailed participant level allocation that was provided by settlement administrator.

Supplemental Schedule

Schedule I

Savings and Investment Plan of

E. I. du Pont de Nemours and Company

Schedule of Assets (Held at End of Year)

Form 5500, Schedule H, Part IV, Line I

As of December 31, 2005

Identity of Issue	Description of Investment	Current Value
AIM Constellation Fund Institutional	Registered Investment Company	26,232,441
AIM Premier Equity Fund Institutional	Registered Investment Company	28,986,686
Fidelity Equity Income Fund	Registered Investment Company	81,575,854
Fidelity Fund PV 1	Registered Investment Company	41,470,916
Fidelity Growth & Income Fund Class A	Registered Investment Company	78,562,743
Fidelity Low Priced Stock Fund	Registered Investment Company	295,788,374
Fidelity Magellan Fund	Registered Investment Company	364,936,449
Franklin Balance Sheet Investment Fund ADV	Registered Investment Company	223,818,392
Franklin Growth ADV Class	Registered Investment Company	14,732,723
Franklin Small-Mid Cap Growth Fund ADV Class	Registered Investment Company	136,664,441
Janus Enterprise Fund	Registered Investment Company	97,677,359
Janus Mercury Fund	Registered Investment Company	124,251,375
* Merrill Lynch Global Growth Fund Class I	Registered Investment Company	43,295,378
* Merrill Lynch Intl Value Fund Class I	Registered Investment Company	80,288,119
* Merrill Lynch Balanced Capital Fund Class I	Registered Investment Company	48,150,100
* Merrill Lynch Basic Value Fund Class I	Registered Investment Company	121,960,526
* Merrill Lynch Fundamental Growth Fund Class I	Registered Investment Company	17,180,903
MFS Research Fund Class A	Registered Investment Company	19,072,650
MFS Total Return Fund Class A	Registered Investment Company	45,166,107
Templeton Foreign Fund (ADV)	Registered Investment Company	94,049,893
Templeton Growth Fund	Registered Investment Company	99,534,207
Barclays 3-Way Asset Allocation Fund	Common/Collective Trust	129,122,739
* Merrill Lynch Small Capital Index CT Tier 2	Common/Collective Trust	71,771,373
* Merrill Lynch Equity Index TR Tier 6	Common/Collective Trust	470,082,353
* Merrill Lynch International Index CT Tier 2	Common/Collective Trust	31,551,004
* DuPont Company Stock Fund	Company Stock Fund	913,500,607
ConocoPhillips Stock	Company Stock Fund	70,436,399
* Plan interest in the DuPont and Related Companies Defined Contribution Plan Master Trust (“Master Trust”)	Master Trust	5,688,499,012
* Participant Loans	4% to 10.74%
	Maturing from
	January 2006 - January 2016	103,747,083

Total Assets Held At End of Year		9,562,106,206

*	Party in Interest

Schedule II

Savings and Investment Plan of

E. I. du Pont de Nemours and Company

Schedule of Delinquent Participant Contributions

Form 5500, Schedule H, Part IV, Line I

For the Year Ended December 31, 2005

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Participant contributions withheld from the payroll of February 2005. Deposited to the Trust on March 29 2005	$15,017
Participant contributions withheld from the pay of March 2005. Deposited to the Trust on May 11, 2005	$10,458

Total	$25,475